April 10, 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

Re: SEC File No. 082-34930
Mori Seiki Co., Ltd. (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Attached hereto as Exhibit A is brief descriptions of Japanese language documents, as required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai or Junko Urabe of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Mori Seiki Co., Ltd.

By T. Hirate

Name: Toshihiko Hirate
Title: Manager of the Accounting Department

(Enclosures)
cc: Izumi Akai, Esq.
Junko Urabe, Esq.
(Sullivan & Cromwell LLP)

dlw 4/17

TOKYO:36308.2

Exhibit A

Brief Descriptions of Japanese Language Documents

1. A notice, dated March 4, 2008 and filed with Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd., regarding the planned acquisition by the Company of 2,490,000 shares of its common stock on March 5, 2008 through J-NET closing price orders on Osaka Securities Exchange Co., Ltd.

2. A notice, dated March 5, 2008 and filed with Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd., regarding the completion of the acquisition by the Company of 2,400,900 shares of its common stock for an acquisition price of ¥4,244,791,200 in the J-NET market of Osaka Securities Exchange Co., Ltd.

3. A notice of cancellation of treasury stock, dated March 25, 2008 and filed with Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd., regarding the cancellation by the Company of 4,879,300 shares of its common stock, or 4.81% of the total outstanding shares prior to the cancellation on March 26, 2008.

4 A notice, dated April 1, 2008 and filed with Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd., regarding the acquisition by the Company of 2,400,900 shares of its common stock for an aggregate acquisition price of ¥4,244,791,200, conducted from March 1, 2008 through March 31, 2008 on Tokyo Stock Exchange Inc. and Osaka Securities Exchange Co., Ltd.

END